LZ Technology Holdings Limited

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

December 22, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Matthew Derby

Re:	LZ Technology Holdings Limited

Amendment 3 to Draft Registration Statement on Form F-1

Submitted December 5, 2023

CIK No. 0001967397

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 15, 2023, providing the Staff’s comments with respect to the Company’s Amendment 3 to Draft Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing a revised draft of the Registration Statement via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 3 to Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	Please revise to disclose the percentage of revenue generated by your top three customers for each period presented, consistent with your disclosures on page 54 and elsewhere.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 1 to disclose the percentage of revenue generated by your top three customers for each period presented, consistent with our disclosures on page 54 and elsewhere.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-3

2.	Please revise to separately present revenue and related costs of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income on page F-3.

U.S. Securities and Exchange Commission

December 22, 2023

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 186-0592-9066 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

LZ Technology Holdings Limited

By:	/s/ Runzhe Zhang
Runhe Zhang
Chief Executive Officer

cc:	Kevin Sun, Esq.